INDEPENDENT ACCOUNTANTS' REPORT

The Bear Stearns Funds
383 Madison Avenue
New York, New York 10179

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the Bear Stearns Funds (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 16, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 16, 2001, and with respect to agreement of security purchases and sales, for the period from September 21, 2001 (the date of our last examination) through November 16, 2001:

     o Confirmation of all securities held by institutions in book entry form for the account of Custodial Trust Company ("CTC") by The Depository Trust Company, and/or the Federal Reserve Book Entry System, and/or Participants Trust Company, agents of CTC;

     o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     o Reconciliation of all such securities to the books and records of the Funds and the Custodian;

     o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with CTC's records; and

     o Agreement of 5 security purchases and 5 security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 16, 2001 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




/S/ DELOITTE & TOUCHE LLP
-------------------------

DELOITTE & TOUCHE LLP
New York, New York
January 11, 2002

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940



We, as members of management of The Bear Stearns Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of November 16, 2001, and from September 21, 2001 (the date of Deloitte & Touche LLP's last examination) through November 16, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 16, 2001, and from September 21, 2001 (the date of Deloitte & Touche LLP's last examination) through November 16, 2001, with respect to securities reflected in the investment account of the Funds.




/S/ FRANK J. MARESCA
--------------------
Frank J. Maresca
Executive Vice President, Bear Stearns Asset Management



/S/ VINCENT PEREIRA
-------------------
Vincent Pereira
Vice President, Bear Stearns Asset Management

                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549

                       FORM N-17F-2

    Certificate of Accounting of Securities and Similar
               Investments in the Custody of
              Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
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1. Investment Company Act File Number:                                            Date examination completed:

811-08798                                                                          NOVEMBER 19, 2001

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2. State identification Number:

      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      AL                 AK                 AZ                 AR                 CA                CO
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      CT                 DE                 DC                 FL                 GA                HI
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      ID                 IL                 IN                 IA                 KS                KY
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      LA                 ME                 MD                 MA                 MI                MN
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      MS                 MO                 MT                 NE                 NV                NH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      NJ                 NM                 NY                 NC                 ND                OH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      OK                 OR                 PA                 RI                 SC                SD
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      TN                 TX                 UT                 VT                 VA                WA
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      WV                 WI                 WY                 PUERTO RICO
      ----------------------------------------------------------------------------------------------------------------
      Other (specify):

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3. Exact name of investment company as specified in registration statement: BEAR STEARNS FUNDS


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4. Address of principal executive officer (number, street, city, state, zip code):

     383 Madison Avenue, 23rd Floor, New York, New York 10179

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April 2, 2003


Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:      Rule 17f-2
         Bear Stearns Funds
         Registration No. 811-08798, CIK No. 0000931145

Ladies and Gentlemen:

On behalf of our client BEAR STEARNS FUNDS, we are filing electronically one copy of the EDGARized version of our examination report dated January 11, 2002 submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of November 16, 2001.

Yours truly,


/s/ Mark Richman
Partner


Enclosure